UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-39267

 Benitec Biopharma Limited*

(Exact name of registrant as specified in its charter)

3940 Trust Way

Hayward, CA 94545

(510) 780-0819

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value

American Depositary Shares (ADS), each representing 200 Ordinary Shares

Warrants, each exercisable for one ADS

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

____________________

* This Form 15 relates solely to the reporting obligations of Benitec Biopharma Limited (a wholly owned subsidiary of Benitec Biopharma Inc.) under the Securities Exchange Act of 1934 (the “Exchange Act”) and does not affect the reporting obligations of Benitec Biopharma Inc. as its successor issuer under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Benitec Biopharma Inc., as successor to Benitec Biopharma Limited, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 27, 2020	By:	/s/ Jerel A. Banks
Name: Jerel A. Banks
Title: Chief Executive Officer